September 10, 2007

Karen J. Garnett, Esq.

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	HD Partners Acquisition Corporation
File No. 001-32890

Dear Ms. Garnett:

This letter is written in response to the letter received from the Securities and Exchange Commission (the “Commission”) on August 16, 2007 (the “Staff Letter”) with respect to the proxy statement on Schedule 14A (the “Proxy Statement”) filed by HD Partners Acquisition Corporation (“HDP” or the “Company”).  We are filing electronically Amendment No. 1 to the Proxy Statement (“Amendment No. 1”), originally filed on July 17, 2007, which reflects responses to the Staff Letter.

The following are responses to the Commission’s comments which are furnished as supplemental information and not as part of Amendment No. 1.  We are providing to you under separate cover three copies of Amendment No. 1, which has been filed with the Commission concurrently herewith, all of which have been marked to show changes from the initial filing made on July 17, 2007.  For your convenience and to facilitate your review, we have set forth herein each comment contained in the Staff Letter, followed by our response.

Summary of the Material Terms of the Asset Acquisition, page 1

1.                                      Refer to the fifth bullet point on page 1. In light of the adjustments that may be made to the cash portion of the consideration, please revise to clarify whether the top and bottom of the consideration range are fixed. Also, please disclose, if true, that the bottom end of the range assumes a Seller Loan Balance of $11.5 million and $0 in capital expenditures, while the top end of the range assumes a Capital Expenditure Balance of $2.4 million and a Seller Loan Balance of $11.5 million.

In response to the Commission’s comments, we have modified the disclosure on the cover letter and on pages 1, 7, 12, 48, 53, 62 and 76.  Please be advised that the top and bottom of the consideration to be paid to the Association are fixed and that any adjustments to the Seller Loan Balance or capital expenditures do not affect the top or bottom of the range of consideration, but rather the mix of the consideration components.

2.                                      Please revise to clarify, if true, that the 1,256,447 shares of HDP common stock represent $9.5 million of the total consideration. We note Section 1.4(b) of the Asset Purchase Agreement. Also, describe the calculation of average closing price per share used to determine the number of shares to be issued in the proposed transaction.

In response to the Commission’s comments, we have modified the disclosure on pages 1, 7, 12, 48, 53 and 77.  We have revised the Proxy Statement throughout to clarify that the 1,256,447 shares of HDP common stock represents $9,557,792 of the total consideration.  We have also added language to describe how the average closing share price was calculated to determine the number of shares to be issued in the transaction.

Questions and Answers

Why am I receiving this proxy statement, page 3

3.                                      We note the disclosure in this answer that “not more than 20% of such shares can vote against ... and elect to convert …” The disclosure in your offering documents states that you will only proceed with a business combination if stockholders owning less than 20% convert. Please revise to reconcile your disclosure.

In response to the Commission’s comments, we have modified the disclosure on page 3.

Why is HDP proposing the Asset Acquisition, page 4

4.                                      Please revise to explain your use of the term “significant” when referring to the growth potential of the target.

In response to the Commission’s comments, we have modified the disclosure on page 4.

What vote is required in order to approve the Asset Acquisition Proposal, page 4

5.                                      Please revise to clarify whether HDP, its officer, directors, or affiliates are able to purchase outstanding shares after your definitive proxy statement is mailed to investors. If so, please disclose whether such purchases would be in the open market, privately negotiated, or direct purchases from the HDP.

In response to the Commission’s comments, we have modified the disclosure on page 5.

6.                                      Please tell us whether HDP, its officers, directors, or affiliates intend to purchase or have entered into any agreements or arrangements to purchase outstanding shares after the date the proxy materials are mailed to investors. If so, please tell us whether they intend to vote such shares in favor of the proposals.

In response to the Commission’s comments, we have modified the disclosure on page 5.

Has HDP received a valuation or fairness opinion with respect to the Asset Acquisition Proposal, page 7

7.                                      Please revise here to clarify that you did not obtain a valuation opinion in your answer.

In response to the Commission’s comments, we have modified the disclosure on page 7.

Interests of Morgan Joseph in the Asset Acquisition: Fees, page 22

8.                                      Please revise the last sentence to quantify the amount of the success fee that you will pay Morgan Joseph if the transaction is approved.

In response to the Commission’s comments, we have modified the disclosure on page 23.

Selected Historical Financial Information

Purchased Business, page 24

9.                                      Tell us what consideration was given to including the corresponding interim period of the preceding fiscal year on a comparative basis.

In response to the Commission’s comments, we have added the corresponding interim period of the preceding fiscal year to the Selected Historical Financial Information table on page 25.

HD Partners Acquisition Corporation, page 24

10.                               Please revise the headings to your selected financial data to reference the appropriate periods. In addition, please consider moving EBITDA to a separately titled section from your GAAP measures.

In response to the Commission’s comments, the headings for the selected financial data on page 25 have been revised and EBITDA has been relocated to a separate section from the GAAP measures on page 25.

Risk Factors, page 30

11.                               We note in the introductory paragraph, you disclose that the risk factors described below are not a full and complete list of the risks facing the purchased business. This section should discuss all material risks. Please revise to remove the limitation.

In response to the Commission’s comments, we have modified the disclosure on page 31.

12.                               Many of your risk factor subheadings end with the phrase “we may suffer material adverse effects on our results of operations…” Please revise to clarify the magnitude of the harm that would occur should the disclosed risk materialize.

In response to the Commission’s comments, we have modified the disclosure on pages 32 through 37.

Our revenues may depend on the promotional success of our marketing campaigns, page 31

13.                               As stated in the first sentence of the narrative, the disclosed risk affects many companies, including those not in your industry. Please revise to clarify how the disclosed risk is specific to you or remove the risk factor.

In response to the Commission’s comments, we have modified the disclosure on page 32.

A significant number of material contracts relating to the Purchased Business require consent…, page 33

14.                               Please revise to clarify in the appropriate section if you would continue with this transaction even if you do not obtain the required consents from third parties.

In response to the Commission’s comments, we have modified the disclosure in the third risk factor on page 34.

National or local catastrophes, terrorism concerns, and natural disasters…, page 35

15.                               The risk discussed in this risk factor appears to affect companies in all industries. Please revise to clarify how the risk is specific to you or remove the risk factor.

In response to the Commission’s comments, this risk factor has been removed from page 36.

Proposal 1 - The Acquisition Proposal, page 53

16.                            We note in the introductory paragraph, you disclose that the disclosure here is qualified by the annexes. Please revise to confirm that you have discussed all the material terms of the asset acquisition in this section.

In response to the Commission’s comments, we have modified the disclosure in the opening paragraph on page 53.

General Description of the Asset Acquisition, page 53

17.                               Please revise the first bullet point to describe in more detail the “professional NHRA drag racing assets and opportunities” that you will acquire from the Association.

In response to the Commission’s comments, we have modified the disclosure on page 53.

18.                               We note that you will issue 1,256,447 shares as part of the consideration for this acquisition. Please tell us the exemption you will rely upon in making such issuance.

HDP will rely on the exemption provided under Section 4(2) of the Securities Act of 1933, as amended, in connection with issuing the 1,256,447 shares of HDP stock to the Association.

Background of the Asset Acquisition, page 54

19.                               Please provide us with copies of all analyses, reports, presentations or similar materials prepared by Duff & Phelps in connection with rendering its fairness opinion. In addition, please provide us with copies of all materials prepared by Morgan Joseph in rendering financial advisory and investment banking services relative to this transaction. We may have additional comments after we review these materials.

The presentation materials prepared by Morgan Joseph and by Duff & Phelps are being delivered simultaneously in hard copy to the Commission.

20.                               We note the disclosure that Messrs. Cox and Compton knew each other prior to your formal inquiry about the Association. Please revise to clarify if Mr. Cox was aware of the Association’s desire to sell some of its assets prior to your public offering. Such knowledge does not have to be specifically related to a sale to a blank check company.

In response to the Commission’s comments, we have modified the disclosure on page 56.

21.                               We note the disclosure that you made “detailed acquisition proposals to five potential targets.” Please revise to provide more information regarding these proposals and explain why you did not pursue each target. Also, please clarify whether the potential targets in the broadcast industry and the telecommunications industry, which you reference in the third full paragraph on page 57, were included in this initial group of five potential targets.

In response to the Commission’s comment, we have modified the disclosure on page 56. Please be advised that the discussions with these potential targets were all subject to confidentiality agreements, including in some instances agreements even prohibiting any disclosure that any such discussions were even taking place.  These confidentiality agreements remain in effect.

22.                               Please revise to discuss how you arrived at the purchase price you initially proposed. Your disclosure indicates you used “comparable companies.” Please revise to identify those comparable companies and explain how they aided in your determination of the purchase price. Also, please identify the party that prepared the comparable companies analysis.

In response to the Commission’s comment, we have modified the disclosure on page 59.

23.                               Refer to the last paragraph on page 60. Please revise to identify or describe the one alternative potential acquisition you were considering in February and March of 2007. Disclose why you did not proceed with this potential target.

In response to the Commission’s comment, we have modified the disclosure on page 61.

24.                               The third paragraph on page 61 indicates that the independent valuation firm engaged by the Association discussed its fairness opinion with the HDP Board.

Please furnish the information required by Item 1015(b) of Regulation M-A or tell us why you believe the additional disclosure is not required. Refer to Item 14(b)(6) of Schedule 14A.

In response to the Commission’s comments, we have modified the disclosure on page 61 to clarify that the Association’s fairness opinion provider did not discuss its opinions with the HDP Board of Directors, but rather it discussed its opinion with the Association’s Board of Directors.

25.                               Refer to the carry-over paragraph at the bottom of page 61 and the reference to net asset value. Please tell us how the board calculated net asset value as of the end of 2007.

Please see the worksheet attached hereto as Exhibit A for a computation of net asset value as of the end of 2007.

HDP’s Reasons for the Asset Acquisition and Recommendation of the HDP Board. page 62

26.                               We note that the board considered the following quantitative factors:

•                  growth prospects associated with the purchased business;

•                  opportunities to grow existing revenue streams and create new revenue streams;

•                  potential for revenue growth and improved operating margins; and

•                  valuation of comparable companies.

Please revise to quantify each of the factors considered. If the board did not quantify one or more of these factors, please disclose that fact and explain how the board concluded it was a positive factor without quantification.

In response to the Commission’s comment, we have modified the disclosure on page 63.

27.                               Please revise to describe the following factors in more detail;

•                  competitive position of the purchased business;

•                  industry dynamics; and

•                  additional acquisition opportunities in the industry.

In response to the Commission’s comment, we have modified the disclosure on page 64.

28.                               It appears you have only discussed the “positive factors.” Please clarify if there were any “negative factors” and if so discuss those here.

In response to the Commission’s comment, we have modified the disclosure on page 64.

29.                               Because the fairness opinion of Duff & Phelps was one of the factors considered by the board in approving the proposed transaction, please relocate the summary of the Duff & Phelps analysis from page 91 to this section of the proxy statement.

In response to the Commission’s comments, we have modified the disclosure in Amendment No. 1 to relocate the Duff & Phelps opinion to page 64.

Satisfaction of 80% requirement, page 63

30.                               We note disclosure in the second paragraph stating that the Board’s determination of the fair market value of the assets being purchased was based on the actual consideration that you have agreed to pay. Please tell us why you believe the contractual consideration amount is an accurate assessment of fair value.

In response to the Commission’s comments, we have modified the disclosure on page 71.

31.                               We note that the fairness opinion concludes that the purchased business has a value in excess of 80% of your net assets. Please revise the disclosure to explain how Duff & Phelps reached this conclusion. Also, clearly disclose that Duff & Phelps did not perform an appraisal or physical inspection of any of the assets you are acquiring in the proposed transaction and that Duff & Phelps did not provide a valuation opinion, as noted on page 3 of its fairness opinion.

In response to the Commission’s comments, we have modified the disclosure in the last paragraph on page 70.  Please note that in the first full paragraph on page 67 of Amendment No. 1, it is stated that Duff & Phelps did not perform an appraisal or physical inspection of any of HDP’s or the Purchased Business’ assets or liabilities.

Consequences if Asset Acquisition Proposal is Not Approved, page 65

32.                               It is not clear why you refer to June 6, 2008 as the estimated liquidation date. Such date implies that you would have another letter of intent executed prior to your 18 month deadline. The extension provided by any letter of intent is only afforded to the transaction contemplated by the letter. Please revise or advise.

In response to the Commission’s comments, we have modified the disclosure on page 72.

The Asset Purchase Agreement, page 67

33.                               Under the caption “assets to be acquired’“ on page 69, instead of using the term “certain” to refer to items you will receive as part of this transaction, please disclose such items. For instance, you disclose that you will receive “certain associated assets, including the following.” Please revise to identify the associated assets you will acquire.

In response to the Commission’s comments, we have modified the disclosure on page 77.

34.                               Throughout this document, you disclose that you will receive assets properties or rights “associated” or “used in” the purchased business. Please revise to clarify if those properties and rights have been determined and identified. If not, clarify if there is a possibility that a dispute could arise concerning those items that are classified as “associated” or “used in” the purchased business.

In response to the Commission’s comments, we have modified the disclosure on page 77.

35.                               We note that the resulting company will have to make payments to the Association for sanctioning and operational support. Please revise to clarify this aspect of your relationship with the Association and disclose any other similar payment obligations.

In response to the Commission’s comments, we have modified the disclosure on pages 85 and 86.

36 .                            Please revise to quantify the balance of the “seller loan agreements” and discuss the principal terms of those agreements in this section or the subsection that discusses the ancillary agreements.

In response to the Commission’s comments, we have modified the disclosure on page 79 to include a table listing each agreement, its principal terms including balance due.

Ancillary Agreements

Sanctioning Agreement, page 78

37.                               We note that the services to be provided will be determined by reference to a “base budget based upon cost associated with the 2006 racing season.” Since it is based on a year that has already occurred, please revise to discuss the cost associated with 2006 and clarify how the budget and services fees will relate to such cost.

In response to the Commission’s comments, we have modified the disclosure on page 89.

Commercialization Agreement, page 81

38.                               Refer to the third paragraph. Please revise to quantify the revenue sharing obligations with respect to sponsor payments.

In response to the Commission’s comments, we have modified the disclosure on page 91.

Operational Support Agreement, page 83

39.                               Refer to the discussion of fees in the fourth paragraph. Please revise to discuss the cost associated with 2006 and clarify how the operational support services fees will be determined based on such cost.

In response to the Commission’s comments, we have modified the disclosure on page 94.

Employment and Consulting Agreements, page 88

40.                               We note that Thomas Compton will also be entitled to an annual bonus. Please revise to clarify if the bonuses are contingent upon any event.

In response to the Commission’s comments, we have modified the disclosure on page 98.

41.                               We note references to the ‘‘usual types of provisions dealing with termination” in the second and third paragraphs. Please expand the disclosure to describe the material termination provisions in greater detail.

In response to the Commission’s comments, we have modified the disclosure on pages 99 and 100.

42.                               Please revise the last paragraph to disclose the circumstances that would result in gross-up payments to Mr. Compton.

In response to the Commission’s comments, we have modified the disclosure on page 100.

Opinion of Duff and Phelps, LLC, page 91

43.                               Please disclose whether HDP determined the amount of consideration to be paid or Duff & Phelps recommended the amount of consideration to be paid. Refer to Item 1015(b)(6) of Regulation M-A.

In response to the Commission’s comments, we have modified the disclosure by adding the last sentence to the first full paragraph on page 67.

Discounted Cash Flow Analysis, page 95

44.                               Please revise to disclose the projected free cash flows that were used in the analysis since the disclosed range is based on those numbers so that investors can determine the reasonableness of those figures. Also, please revise to present the results of the discounted cash flow analysis in tabular form.

In response to the Commission’s comments, we have modified the disclosure on pages 67-68.

45.                          Please revise to discuss the basis for the use of an 11 to 12 percent discount rate.

In response to the Commission’s comments, we have modified the disclosure to add the last sentence to the spillover paragraph on the top of page 68.

Selected Public Company Analysis, page 96

46.                               Please revise the table to include the enterprise/market value and multiples for the listed companies so that investors can understand how Duffs & Phelps arrived at the multiple used to determine the value in this analysis.

In response to the Commission’s comments, we have modified the disclosure on pages 68 and 69.

Proposal 3 - Director Proposal, page 99

47.                               Please revise this section to provide the information required by Item 7 of Schedule 14A. We note your discussion of related party transactions beginning on page 156; however, we believe the disclosure is more appropriate in conjunction with Proposal 3.

In response to the Commission’s comments, we have added the disclosure on page 115 and have relocated the related party transactions to pages 119-124.

48.                               We note that you have included biographical information for Messrs. Compton and Clifford along with the information for nominees. Please revise to clarify whether Messrs. Compton and Clifton are nominees for the board of HDP. We note that Mr. Compton will be a director of NHRA Pro Racing.

In response to the Commission’s comments, we have modified the disclosure on pages 114 and 115.

Executive Compensation, page 104

49.                               Please revise to provide the disclosure required by Item 402 of Regulation S-K for the Association’s executive officers. This disclosure should be the same information that the Association would be required to file in a 1934 Act registration statement, including Compensation Discussion and Analysis disclosure. In addition, please provide Item 402 disclosure for each person who will serve as a director or executive officer of the combined company. Refer to Interpretive Response 1.12 of the Division of Corporation Finance Compliance and Disclosure Interpretations relating to Executive Compensation, updated August 8, 2007, which is available at www.sec.gov.

We respectfully submit that the disclosure required under Interpretive Response 1.12 is not appropriate for inclusion in HDP’s Proxy Statement due to the fact that such authority applies to shell companies which purchase operating companies with the effect of making the operating company subject to the reporting requirements of the Exchange Act.  In point of fact, HDP is not purchasing an operating company, but rather is purchasing only specific assets of the Association.  The Association, as the operating company, will retain assets and will continue to conduct its operations with most of its existing employees.  In short, the Association will continue its operations and at no time will HDP and the Association become combined entities as a consequence of the proposed asset acquisition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Purchased Business, page 109

50.                               Please revise the disclosure in your overview and results of operations subsections to provide a discussion from management’s point of view of the business to be acquired. In its current form, your results of operations disclosure appears to be a summary of information that is already in the included financial statements. The discussion of the period to period change should provide detailed reasons behind such change from management’s perspective. You should also provide disclosure of the trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition or operating performance. Please refer to Release No. 33-8350 “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In response to the Commission’s comments, we have modified the disclosure on pages 130 and 131.

51.                               Please revise to discuss here the impact of you having to pay the Association for various services so that investors can put the discussion in this section into context. For instance, we note that for the “three months ended March 31, 2007, the purchased business had net income of $2.3 million. It would appear that if you controlled the purchased business for the disclosed period that your expenses may be greater since you would have to pay sanctioning and operational support service fees the Association did not have to pay. Also, it is not clear if the operational support services will be provided at the Association’s cost. Please clarify.

In response to the Commission’s comments, we have added disclosure on pages 127 and 128 to clarify HDP’s payments for sanctioning and operational support services and how these agreements operate.  In addition, we have included a statement that says the cost associated with these services have been included in the carve-out financial statements of the Purchased Business.

Revenue, page 114

52.                               Please disclose the amount or percentage of your revenues represented by each of the categories identified in this section. We note the breakdown of deferred revenues on page 110; we believe similar disclosure of total revenues would be useful to investors.

In response to the Commission’s comments, we have included a breakdown of revenue represented by each category on page 131.

Results of Operations, page 114

53.                               Refer to the third paragraph on page 116. Please revise to describe the nonrecurring expense credit in 2005.

In response to the Commission’s comments, we have added disclosure to describe the non-recurring expense credit in 2005 on page 134.

Liquidity and Capital Resources, page 117

54.                               Please revise the table on page 118 to include a column disclosing the monthly payments required by each loan.

In response to the Commission’s comments, the table on page 137 has been revised to include the monthly payments for each loan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of HDP, page 134

55.                               Please revise to update your disclosure here concerning the remaining proceeds held in and outside of the trust to reconcile with disclosure elsewhere in the document.

In response to the Commission’s comments, the disclosure on pages 154 and 155 has been modified to discuss the remaining proceeds held inside and outside of the trust to reconcile with disclosure elsewhere in the document.

56.                               We note from your disclosure on page 54 that, as of March 31, 2007, you have $1.08 in cash outside the trust account. We also note that you have $4.97 million in total liabilities, including the deferred underwriters’ compensation, which means you have approximately $1.97 million in liabilities that will require repayment. Since the liabilities remaining are greater than the cash outside the trust, please revise to clarify the portion of the liabilities that are covered by waivers, as they are described in your IPO prospectus.

In response to the Commission’s comments, we have expanded the discussion on pages 154 and 155 of cash available versus the liabilities remaining to reconcile to forecasted remaining transaction cost expenditures as well as forecasted remaining operating cost expenditures.  The discussion also describes the amount of deferred fees by our SEC counsel and investment advisor.

57.                               We note that you have a line of credit extended to you in an amount up to $750,000. Please revise to clarify if that line of credit is subject to a waiver. Also, please clarify the implication of the line of credit being a “limited use recourse” loan.

In response to the Commission’s comments, we have modified the disclosure on pages 154 and 155.

58.                               Considering your outstanding liabilities, not including the deferred underwriters, exceed your funds outside of the trust and the line of credit, please revise to clarify how you will be able to pay for the expenses associated with dissolution and liquidation if you were unable to consummate a business combination before your deadline.

In response to the Commission’s comments, we have modified the disclosure on pages pages 154 and 155 to expand the discussion of cash available versus the forecasted remaining transaction cost expenditures as well as forecasted remaining operating cost expenditures.

59.                               Please revise the last paragraph on page 135 to explain how your SEC counsel and other advisors have altered their fees until consummation of a transaction.

In response to the Commission’s comments, we have modified the disclosure on page 155.

60.                              The last full sentence on page 135 states that HDP believes it has adequate funds outside of the trust account, including the $750,000 line of credit, to complete the proposed acquisition with the Association. Please explain how you will cover the $100 million cash portion of the consideration with those funds. Also, please reconcile this statement with the statement at the top of page 135, indicating that these funds will be sufficient to operate through June 2008, assuming a business combination is not consummated during that time.

In response to the Commission’s comments, we have modified the disclosure on pages pages 154 and 155.

Beneficial Ownership of Securities, page 159

61.                               Please revise the table to include shares underlying warrants owned by each beneficial holder. It appears that the warrants may become exercisable within 60 days of the date of your definitive proxy statement.

In response to the Commission’s comments, we have modified the disclosure on pages 19, 177 and 180.

Financial Statements and Notes

62.                               Please update the financial information in your filing, the unaudited pro forma financial statements and the financial statements in accordance with Rule 3-12 of Regulation S-X.

In response to the Commission’s comments, we have updated the disclosure throughout Amendment No. 1 to include figures through June 30, 2007.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information

63.                               Advise us and consider expanding the introductory paragraph to clarify whether the carved-out financial statements included in the pro forma data include all adjustments necessary to reflect the costs of doing business as a stand-alone entity (executive salaries, etc.). To the extent they do not, include a pro forma adjustment as appropriate under Instruction 4 of Article 11-02(b) of Regulation S-X to show the impact of corporate costs that would have been recorded had the combination taken place as of the beginning of the earliest period presented.

In response to the Commission’s comments, we have modified the disclosure on page 159 to add language stating that all adjustments necessary to reflect the costs of doing business as a stand-alone entity have been included in the financials.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information (2) Pro Forma Adjustments, pages 147-149

64.                               You state that the stock portion of the acquisition was determined as the average closing price of a share of HDP common stock for the 20 consecutive trading days prior to public announcement. Tell us how you considered EITF 99-12 in determining the valuation of your stock or revise accordingly.

In response to the Commission’s comments, Amendment No. 1 has been modified throughout to reflect the fact that we have modified for purchase price purposes the calculation on the value of HDP common stock using 10 days before and 10 days after the transaction announcement.  Previously, we had used 20 days before the transaction announcement.

65.                               Please reconcile for us and disclose what line items make up the total transaction costs of $2.1 million. In addition, please clarify the nature of the acquisition related accrued costs in note (e) and whether these amounts are included in the transaction costs.

In response to the Commission’s comments, note (e) on page 168 was modified to include what line items make up the transaction costs and to clarify that the acquisition related accrued costs are included in the transaction costs.

Purchase Accounting Adjustment, pages 150-151

66.                               Reference is made to the last sentence in the second paragraph. We note your disclosure that the results of operations of the purchased business will be included in the results of the surviving entity from date of acquisition forward. We note that you will be succeeding to substantially all of the purchased business and your own operations prior to the acquisition are insignificant relative to the operations of NHRA. Tell us and disclose what financial statement information will be included in your periodic reports going forward. In this regard, tell us what consideration has been given to treating NHRA as a predecessor entity.

Although HDP is purchasing some of the assets of the Association, please note that the Association is continuing as a separate operating company with most of its current employees in place.  At no time will HDP and the Association become combined entities as a consequence of the proposed asset acquisition and the Association will not be a predecessor entity since it will continue.  In this regard, no financial statement information of the Association will be reflected in the reports of HDP.  Throughout the Proxy Statement, references to substantially all of the purchased business refers to the assets surrounding only professional drag racing and not all assets of the Association.  Assets to be purchased from the Association are to be distinguished from assets to be retained by the Association.

67.                               Tell us what consideration was given to disclosing the amortization expense expected for the next five years. Refer to Article 11-02 of Regulation S- X.

In response to the Commission’s comments, we have modified the disclosure on page 172 to include a table to show expected amortization expense for five years.

National Hot Rod Association Professional Drag Racing Series

December 31. 2006 (Audited) Financial Statements

Note B - Summary of Significant Accounting Policies

Revenue Recognition, page F-9

68.                               You derive revenue from spectator admissions, sponsorship, advertising television broadcasting, licensing, and royalty fees. To the extent certain revenue stream such as licensing and royalty revenues may differ based on the terms of the agreements, please expand your revenue recognition policy to specifically address the timing in which those revenue streams are recognized.

The revenue recognition, page F-9 has been expanded to specifically address the timing in which revenue streams are recognized as follows:

Revenue Recognition

The Series derives revenue from spectator admissions, participant entries, sponsorship and advertising, television and video, racetrack rental fees, royalties and concessions, and retail publication sales.

Revenue generated from events which includes spectator admissions, participant entries, sponsorship and advertising, television and video broadcasting,  racetrack rental fees,  royalties and concessions, and retail publication sales, is recorded at the time events are concluded (for multi-day events this is the last day of the event) and services are performed.  Payments received in advance are recorded as deferred revenue and recognized as revenues in future periods when events are concluded (for multi-day events this is the last day of the event) and services are performed. Management believes this accounting policy results in appropriate matching of revenues and expenses associated with the Series’ events and helps insure comparability and consistency between reporting periods.

Sponsorship revenue not related to a specific event is recognized over the term of the sponsorship agreement. Advertising revenue is recognized at the time the advertising is broadcasted or published. Prepaid guaranteed licensing and royalty fees are recognized over the term of the contractual agreements. Other licensing and royalty fees are recognized as earned in accordance with the terms specified in the contractual agreements and when collectibility is reasonably assured. Other income is recognized at the time goods and services are provided.

Barter Agreements, page F-9

69.                               You recognized sponsorship and advertising revenue on barter advertising arrangements on the fair value of goods and services received from your counterparty instead of based on your own historical practice for similar advertising from buyers unrelated to your counter party. Please clarify how your basis for recording your barter advertising arrangements is appropriate. Reference is made to paragraph 4 of EITF: 99-17.

EITF 99-17 addresses barter transactions for advertising in exchange for advertising. Our barter arrangements are for sponsorship and advertising in exchange for the use of vehicles and operating equipment, a nonmonetary exchange. Therefore we believe APB 29 Accounting for Nonmonetary Transactions is the appropriate guidance and not EITF: 99-17 as our barter transactions are not advertising in exchange for advertising. In accordance with APB 29 we recognize sponsorship and advertising revenue based on the fair value of goods and services received as we have concluded it is more clearly evident than the fair value of the sponsorship and advertising surrendered. In order to clarify our barter arrangements are a nonmonetary transaction the note on Barter Agreements, page F-9 has been amended as follows:

The Series has various barter agreements and recognized sponsorship and advertising revenue based on the fair value of goods and services received, primarily the use of vehicles and operating equipment. Management has concluded that the fair value of goods and services received is more evident than the fair value of the sponsorship and advertising surrendered. Revenue amounting to $1,150,960 in 2006, $1,047,592 in 2005, and $916,373 in 2004, was recorded in exchange for the goods and services received. The fair value of the barter agreements was derived from the value of the goods received, based on information obtained from the counterparty. The fair value of the goods and services received was recorded as expense which amounted to $1,150,960, $1,047,592 in 2005, and $916,373, for the years ended 2006, 2005, and 2004, respectively.

Note H – Relationship With The National Hot Rod Association, pages F-17 – F-18

70.                               The National Hot Rod Association (Association) allocates certain expenses to the National Hot Rod Association Professional Drag Racing Series (Series). Tell us what estimates of these expenses would have been if the Series was a stand alone entity. If materially different from your allocation, please disclose this information in accordance to Question 2 of SAB Topic 1B. If not please state so.

We have amended our disclosure in footnote H as follows:

Management believes all allocations are made on a reasonable and consistent basis in each of the fiscal periods Further, excluding income taxes and interest expense, management does not believe these expenses would not have been materially different had the series operated on a stand alone basis.

Note J – Reconciliation of Net Earnings to EBITDA (Unaudited). Page F-20

71.                               You present the non-GAAP measure EBITDA in the footnotes to your financial statements. Please tell us how you considered Item 10(e)(1)(ii)(C), which prohibits the presentation of a non-GAAP measures on the face of the registrant’s financial statement in accordance with GAAP or in the accompanying notes.

Note J has been deleted from the footnotes of our financial statements in accordance with Item 10(e)(1)(ii)(C),

HD Partners Acquisition Corporation

72.                               Within your first risk factor disclosed on page 40, you state that your public warrants are classified as derivative liabilities on your balance sheet with corresponding gains and losses from changes in fair value reflected in your results from operations. Your balance sheet and statement of operations do not appear to reflect this statement. Please clarify your accounting treatment for these warrants or revise your disclosure accordingly.

In response to the Commission’s comment, we have removed this risk factor which erroneously stated that the public warrants of HDP are classified as derivative liabilities.

March 31. 2007 (Unaudited) Financial Statements

Note 7 - Common Stock, page F-64

73.                               Based on the disclosure on page 7 of your proxy, we note as compensation for services, you have agreed to issue to three consultants, HDP common stock, valued at $8.00 per share. Tell us and consider disclosing how you determined the value of the shares to be issued is $8.00 per share and your basis in GAAP for this valuation. Please also disclose the number of shares to be issued and the aggregate amount of the compensation expense.

In response to the Commission’s comment, we have modified the disclosure on page 8 to state that $8 per share was an agreed upon conversion price, not the fair value of the shares issued.  The services received were recorded at the value of the services performed which was insignificantly different than the fair value of the shares of common stock to be issued at the measurement date.  These compensation costs are included in deferred acquisition costs and aggregated approximately $28,000 through June 30, 2007 while the related fair market value of the shares based upon their market price had a value of approximately $27,000.  The Company considered the guidance in SFAS 123 and EITF 96-18 in its valuation. The dollar amount of the services performed and the related number of shares have been disclosed on page 8.

Annex A - Asset Purchase Agreement

74.                               With your next amendment, please file Annex II and all Exhibits to the Asset

Purchase Agreement. Also, please explain to us why there is a Key Definitions Agreement (Annex B to the proxy statement) in addition to the Defined Terms filed as Annex I to the Asset Purchase Agreement.

In response to the Commission’s comment, we have filed with this Amendment No. 1 the Exhibits to the Asset Purchase Agreement.  Please be advised that the reason why there is both a Key Definitions Agreement (Annex B to the Proxy Statement) and Defined Terms (Annex I to the Asset Purchase Agreement) is due to the fact that the Defined Terms contains definitions that are found in the Asset Purchase Agreement whereas the Key Definitions Agreement contains definitions that are found in the Ancillary Agreements.

If you have any questions or concerns, please contact me via telephone at (310) 452 8300 or via facsimile at (310) 459-5445 or contact either Douglas S. Ellenoff or Chris Celano at (212) 370-1300 or via facsimile at (212) 370-7889.

Sincerely,

/s/ Eddy W. Hartenstein
Eddy W. Hartenstein
Chief Executive Officer

cc:	Douglas S. Ellenoff, Esq.
Brian Daughney, Esq.
Chris Celano, Esq.
Michael C. Cohen
Ben Chung
Bruce Lederman
Steven Cox
Robert Meyers
Tina Pappas
Patricia Baldowski

Exhibit A

HD Partners Acquisition

Corporation

Trust Account Calculation

as of 5/20/07

Trust Account Cash @ 3/31/07		$146,745,605

Less:
Estimated Federal & Calif State Tax Paid 4/15/07	-738,000
Estimated Delaware Franchise Tax for 2006	-62,305

Trust Account Cash After Tax Payments		145,945,300

Plus:
Interest Earned to 6/31/07 (3 Month T-Bills @ 4.7%)	1,714,857
Less:
Estimated Federal & Calif State Tax due 6/15/07	-738,000
Estimated Delaware Franchise tax due 6/1/07	-24,000

Trust Account Cash @ 6/31/07		146,898,157

Plus:
Interest Earned to 9/30/07 (3 Month T-Bills @ 4.7%)	1,726,053
Less:
Estimated Federal & Calif State Taxes due 9/17/07	-738,000
Estimated Delaware Franchise Tax due 9/1/07	-24,000

Trust Account Cash @ 9/30/07		147,862,211

Plus:
Interest Earned to 12/31/07 (3Month T-Bills @ 4.7%)	1,737,381
Less:
Estimated Federal & Calif Tax payments due 12/17/07	-738,000
Estimated Delaware Franchise Tax Payment due 12/1/07	-24,000

Trust account Cash @ 12/31/07		148,837,592

Less:
Morgan Joseph Deferred Underwriter Fee	-3,000,000

Trust Account Cash After Payment of Morgan Joseph Fee		$145,837,592

80% of Trust Account		$116,670,073